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               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                     EQK GREEN ACRES TRUST
                        (Name of Issuer)

              Common Shares of Beneficial Interest
                 (Title of Class of Securities)

                          268819 10 9
                         (CUSIP Number)

                      Myles H. Tanenbaum
                 One Tower Bridge, Suite 800
         West Conshohocken, PA 19428, (215) 941-2992
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                      February 28, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following page(s))

                          Page 1 of 8 Pages
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1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Myles H. Tanenbaum

     S.S. # ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) / /

     (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

               7    SOLE VOTING POWER
NUMBER OF           1,014,364
SHARES
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            10,000
EACH
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              1,014,364
WITH
               10   SHARED DISPOSITIVE POWER
                    10,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,024,364

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* /X/

     Excludes 1,113,499 Common Shares held by EQK Green Acres Associates and EQK Green Acres Corp. that are not expected to be allocated to Mr. Tanenbaum ('MHT'). EQK Green Acres Corp. is a wholly-owned subsidiary of EQK Green Acres Associates. MHT is the managing partner of EQK Green
     Acres Associates and the President of EQK Green Acres Corp. It is expected that the Common Shares held by EQK Green Acres Associates and EQK Green Acres Corp. will be distributed to the partners of EQK Green Acres Associates shortly. Also excludes 12,700 Common Shares held by Roberta R. Tanenbaum and 120,683 Common Shares held by Steven R. Tanenbaum. See
     Item 5.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.8%

14   TYPE OF REPORTING PERSON*

     IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

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                       SCHEDULE 13D

Item 1 Security and Issuer

     This statement relates to common shares of beneficial interest ('Common Shares') of EQK Green Acres Trust (the 'Issuer'). The principal executive offices of the Issuer are One Tower Bridge, Suite 800, W. Conshohocken, Pennsylvania 19428.

Item 2 Identity and Background

     (a) Myles H. Tanenbaum ('MHT') is the person filing this report.

     (b) MHT has a business address at One Tower Bridge, Suite 800, West Conshohocken, Pennsylvania 19428.

     (c) The principal occupation of MHT is President and Chairman of the Issuer and its wholly-owned subsidiary, Green Acres Mall Corp. MHT is also the Chairman of Arbor Enterprises, L.P., an investment and holding company. Arbor Enterprises, L.P. has an address at One Tower Bridge, Suite 800, West Conshohocken, Pennsylvania 19428.

     (d) During the last five years, MHT has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, MHT has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) MHT is a citizen of the United States.

Item 3 Source and Amount of Funds or Other Consideration

     On February 28, 1994, pursuant to a consent solicitation conducted by the Issuer and EQK Green Acres, L.P. (the 'Partnership'), the conversion of the Partnership into a real estate investment trust (the 'Conversion') was approved by a majority of the Partnership's Unitholders. Pursuant to the terms of the Conversion, the Partnership was merged with and into Green Acres Mall Corp., a wholly-owned subsidiary of the Issuer, and each outstanding unit representing assignments of limited partnership interests in the Partnership ('Units') was converted on a one-for-one basis into Common Shares of the Issuer. MHT received 821,612 Common Shares in respect

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of his Units in
accordance with the terms of the Conversion. MHT's allocable portion of the Common Shares issued to EQK Green Acres Corp., the Managing General Partner of the Partnership, and EQK Green Acres Associates, the Special General Partner of the Partnership, pursuant to the Conversion is approximately 202,752, although the exact allocation has not yet been determined. The Conversion is described more fully in the Registration Statement of the Issuer and the Partnership on Form S-4 (Reg. No. 33-68664), declared effective by the Securities and Exchange Commission on December 17, 1993 (the 'Registration Statement').

Item 4 Purpose of the Transaction

     The acquisition of Common Shares of the Issuer by MHT was made pursuant to the terms of the Conversion. As President and Chairman of the Issuer, MHT will have substantial control over the actions to be taken by the Issuer. As disclosed in the Registration Statement, the Issuer intends to make additional real estate investments, all or a portion of which may be financed by the issuance of additional equity and/or debt securities. MHT may, in the future, acquire additional Common Shares or dispose of all or a portion of the Common Shares that he now owns. MHT has not currently determined the amount, if any, or the timing of such additional transactions. Other than as referred to herein and in the Registration Statement, MHT has no specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5 Interest in Securities and the Issuer

     (a) MHT is the direct beneficial owner of 811,612 Common Shares. In addition, MHT is the indirect beneficial owner of 202,752 Common Shares representing his estimated allocable portion of the Common Shares issued to the Managing General Partner and Special General Partner of the Partnership in connection with the Conversion. MHT disclaims beneficial ownership of the 1,113,499 Common Shares held by the Managing General Partner and Special General Partner which are not allocable to him in respect of his interest in such entities. MHT and his wife, Roberta R. Tanenbaum ('RHT'), are co-trustees of a trust for the benefit of Lawrence Tanenbaum, an adult son of MHT and RRT (the 'LT Trust'), which owns 10,000 Common Shares. In addition, RRT owns 12,700 Common Shares, of which MHT disclaims beneficial ownership, and Steven
R. Tanenbaum ('SRT'), an adult son of MHT and RRT, owns 120,683 Common Shares, of which MHT and RRT disclaim beneficial ownership. Based on 11,902,653 Common Shares outstanding as of February 28, 1994, MHT, together with the LT Trust, beneficially owns 8.8% of the outstanding Common Shares.

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     (b) Of the 1,024,364 Common Shares MHT is deemed to beneficially own pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, MHT has sole voting power and sole dispositive power over 1,014,364 Common Shares owned of record by him. MHT has shared voting power and shared dispositive power over 10,000 Common Shares which are held in the LT Trust; voting power and dispositive power over these Common Shares are shared by MHT with co-trustees. RRT has sole voting power and sole dispositive power over 12,700 Common Shares held of record by RRT. SRT has sole voting and sole dispositive power over 120,683 Common Shares held of record by SRT.

     RRT resides at 410 Hillbrook Road, Bryn Mawr, Pennsylvania 19010. RRT does not have any occupation or employment. During the last five years, RRT has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, RRT has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. RRT is a citizen of the United States.

     (c) Other than those resulting from the Conversion, MHT has made no acquisitions or dispositions of Common Shares during the 60 days preceding the date of this filing;

     (d) Each of RRT and the LT Trust referred to in Item 5(a) has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of Common Shares owned of record by it.

     (e) Not Applicable.

Item 6 Contracts, Arrangements, Understandings, or Relationships with Respect to the Issuer

     MHT was granted options on January 25, 1994 to purchase 750,000 Common Shares at $10 per share. Such options vest over five years, commencing one year from the date of grant. None of such options is exercisable within 60 days and, accordingly, they are not included in MHT's beneficial ownership as set forth elsewhere herein.

     Substantially all of the Common Shares of the Managing General Partner and Special General Partner in which MHT has an interest are subject to an agreement

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 (i) to reinvest distributions on account of those shares made prior to
May 1, 1995 pursuant to the Issuer's Dividend Reinvestment Plan; and (ii) not to transfer such Common Shares during the period that the Common Shares are subject to the reinvestment obligation, except to controlled affiliates or certain family members prior to the termination of the obligation or such earlier date as of which the trustees of the Issuer determine that such restriction on transfer is no longer required to enforce the reinvestment obligation.

Item 7 Material to be Filed as Exhibits

     None

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                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 1994
(Date)

/s/ Myles H. Tanenbaum
(Signature)

Myles H. Tanenbaum
(Name)